

May 16, 2011

Cary M. Grossman
Chief Financial Officer, Vice President and Director
SLCA I, Inc.
7311 Broadway
Galveston, TX 77554

>   **Re:** **SLCA I, Inc.**
>   **Amendment No. 2 to Form 10-12g**
>   **Filed May 12, 2011**
>   **File No. 000-54315**

Dear Mr. Grossman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Josh Westerman, Esq.
        Galante Westerman LLP
        142 East 33rd Street, Suite 6H
        New York, NY 10016